CDSS Wind Down Inc.
2100 McKinney Avenue, Suite 1500
Dallas, Texas  75201

June 15, 2010

Mr. David Orlic
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Re:          CDSS Wind Down Inc. (File No. 000-33491)
Preliminary Information Statement on Schedule 14C  Filed June 2, 1010

Dear Mr. Orlic:

I am writing on behalf of CDSS Wind Down Inc. in reference to the staff’s comment letter dated June 11, 2010 concerning the above captioned Information Statement.  Our responses to the staff’s comments are set forth below.

Proposal 1

Reasons for the Reverse Stock Split, Page 5

1.            While CDSS has discussed the private placement at the board level and CDSS is actively pursuing the reverse stock split and share increase proposals in order to authorize the additional shares of common stock that would be required to complete the private placement, CDSS has not engaged in discussions with third parties regarding the proposed private placement at this time.  Following adoption of these proposals, we intend to seek to complete the private placement.  We currently anticipate that we will issue the new shares of our common stock to a limited number of accredited investors who have existing relationships with the principals of CDSS and GEM in a private placement under Rule 506 under the Securities Act of 1933 or other available exemption.

As described in the Information Statement, we intend to reduce, by the number of shares to be issued in the private placement, the number of shares issuable upon conversion of the convertible promissory note held by Steven B. Solomon, our Chief Executive Officer.

We have revised the statements on pages 5 and 10 of the Information Statement that we are “actively pursuing the proposed private placement” to reflect that we intend to pursue the private placement following approval of the proposal consistent with the above.

Proposal 3

2.             The merger transaction is contingent upon the approval of the proposals to effect a reverse split and increase the authorized shares of common stock. We have added the requested disclosure on page 12 of the Preliminary Information Statement under the caption “Proposal 3 – The Merger – Questions and Answers About the Merger” to disclose that the merger transaction is contingent upon the approval of the proposals to effect a reverse split and increase the authorized shares of common stock.

The Merger

Background of the Merger, Page 38

3.            We have revised the disclosure on page 38 of the Preliminary Information Statement to address the staff’s comment, and we have added discussion of the background of the proposed merger in greater detail, including the material legal and financial issues that led our board to approve the merger and recommend that the company terminate the previously approved plan of liquidation.

In addition, as requested by the staff’s comment letter, the Company acknowledges that:

•               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•               staff comments or changes to disclosure in response to staff’s comments in the filing do not foreclose the Commission from taking any action with respect to the filing; and

•               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s comments and we look forward to working with you to resolve the comments.  Please let me know if you have any additional questions or require additional information.

Sincerely,

/s/ Steven B. Solomon

Steven B. Solomon

cc:  Ms. Jan Woo, SEC